PROCURADORIA-GERAL DA FAZENDA NACIONAL COORDENAÇÃO-GERAL DE OPERAÇÕES FINANCEIRAS - COF

March 10, 2022

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Messrs. Michael Coco and Aaron Brodsky

Re:	Federative Republic of Brazil

Registration Statement under Schedule B

Filed January 3, 2022

File No. 333-261972

Federative Republic of Brazil

For 18-K for the Fiscal Year Ended December 31, 2020

Filed August 06, 2021

File No. 333-06682

Dear Mr. Coco and Brodsky:

By letter dated January 31, 2022, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement under Schedule B filed by the Federative Republic of Brazil (“Brazil”) on January 3, 2022 (the “Registration Statement”), and Brazil’s Annual Report on Form 18-K for its Fiscal Year Ended December 31, 2020, filed on August 06, 2021 (the “2020 Annual Report”).

As requested by the Staff, set forth below are Brazil’s responses to the comments. For your convenience, we have reproduced below the Staff’s comments and have provided Brazil’s response immediately below each comment. Upon the Staff confirming that its comments have been addressed, Brazil will file Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), and Amendment No. 1 to the 2020 Annual Report (the “18-K/A”) each of which will contain disclosure responsive to the Staff’s comments as described below.

Registration Statement and 2020 Annual Report

Cover Page

1.	Please include a cross-reference to the detailed disclosure of the collective action clause.

We will include the cross-reference below at the end of §3 on the Cover Page of the Prospectus.

See “Debt Securities—Amendments and Waivers—Collective Action Clauses”.

We will modify the current heading of the subsection that provides detailed disclosure of the collective action clause in the Prospectus from “Meetings and Amendments” to “Amendments and Waivers—Collective Action Clauses” for ease of reference.

General

Exhibit D

2.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

We will provide in the 18-K/A updated statistics and information, to the extent available, for key recent developments and measures of Brazil’s fiscal performance, consistent with our past practice for the filing of 18-K amendments. We will update all statistics in Brazil’s Annual Report on Form 18-K for 2021, to be filed in due course later in the year.

3.

Please update, as necessary, to include any material developments involving political unrest. We note, for example, reports of: rhetoric and/or concerns about, and/or investigations into, threats against Brazilian democratic institutions; demonstrations in opposition to President Bolsonaro; departures of senior government officials; concerns about a coup; and concerns about political intervention in business matters.

We will provide the following information on material ongoing investigations and litigation involving the Federal Government’s public officials under the heading “Recent Developments—Other Recent Developments—The Federative Republic of Brazil—Political Developments” in the 18-K/A.

Corruption Investigations

On October 21, 2021, the Federal Police launched operation “Laissez Faire, Laissez Passer” to investigate allegations of corruption crimes committed against Petrobras through the execution of allegedly spurious service contracts between Petrobras and a private party with the aim of making illegal payments to members of the board of directors of Petrobras, as well as a congressional representative responsible for appointing certain Petrobras directors.

On December 15, 2021, the Federal Police launched operation “Colosseum” to investigate suspected fraud and bribe payments allegedly made to public agents and employees involved in the bidding process for construction of the sports arena “Castelão” located in Fortaleza, Paraná between 2010 and 2013.

On January 27, 2022, the Federal Court of the State of Brasília granted a motion to close pending criminal proceedings against former President Luiz Inácio Lula da Silva relating to an apartment located in Guarujá, São Paulo (the “Triplex Case”), under which former President Lula was accused of the charges of money laundering and active and passive corruption within the scope of Car Wash Operation (Operação Lava Jato). The Triplex Case was dismissed due to the statute of limitations applicable to Lula’s age (76 years).

The Public Prosecutor’s Office opened 12 investigations based on the final conclusions of the Federal Senate findings report for the COVID-19 CPI1. Among other matters, the investigations involve the former Health Minister Eduardo Pazuello and other former secretaries and officials. No investigations have been initiated against federal officials in office as of the date of this report. For more information, please refer to “Recent Developments—COVID-19 Developments”.

We will provide the disclosure below on the main recent events involving changes in government and the presidential elections that will take place in the second half of 2022 under the heading “Recent Developments—Other Recent Developments—The Federative Republic of Brazil—Political Developments” in the 18-K/A.

Cabinet Changes

On July 27, 2021, Ciro Nogueira was appointed Chief of Staff and replaced Luiz Eduardo Ramos, who in turn took office as General Secretary of the Presidency. The former General Secretary of the Presidency, Onyx Lorenzoni, took office as Ministry of Labor and Social Security.

On August 6, 2021, Bruno Bianco was appointed as Attorney-General for the Federal Government and replaced André Mendonça. On December 16, 2021, André Mendonça joined the Federal Supreme Court as a judge, as a result of the retirement of Marco Aurélio de Mello from the court.

Presidential Elections

In 2022, there will be presidential and municipal elections in Brazil. The first round of elections will take place on October 2, 2022. In the event that none of the candidates for a specific office obtains an absolute majority in the first round, a run-off election for such office will take place on October 30, 2022 between the top two candidates for such office. Political parties must register their candidates by June 2022.

[1]

COVID-19 CPI is defined under the heading “COVID-19 Development” of the 18-K/A as the parliamentary commission of inquiry initiated to investigate allegations of misconduct in the public response to the COVID-19 pandemic.

We believe that the above disclosures, together with the updates to be provided in response to comment No. 4 below, reflect all material information on recent political events and developments in Brazil as of the date hereof.

4.

Please update to include any material developments involving the investigations into public corruption disclosed in the Form 18-K, including, for example, material developments involving allegations of corruption surrounding procurement of coronavirus vaccines.

We will provide the disclosure below under the heading “Recent Developments—COVID-19 Developments” in the 18-K/A, comprising the investigations carried out by the Brazilian Senate and the criminal prosecution initiated by the public prosecutor’s office based on the Senate’s findings.

On April 13, 2021, the Senate initiated a parliamentary commission of inquiry (the “COVID-19 CPI”) to investigate allegations of misconduct in the public response to the COVID-19 pandemic (the “CPI Investigations”).

The COVID-19 CPI investigations were conducted between April and October 2021 and focused on actions and omissions by the Federal Government and the mismanagement and misappropriation of federal resources by certain states and municipalities in addressing the COVID-19 pandemic. The investigations covered, among others, (i) the worsening of the sanitary crisis in the State of Amazonas due to the lack of oxygen supply for hospitalized patients resulting from mismanagement by the federal and state governments, (ii) alleged illicit acts, such as irregularities in contracts, fraud in bids, overbilling, and misappropriation of public funds by the Federal Government, (iii) the response of the Federal Government to the COVID-19 pandemic, including alleged neglect and delays in obtaining vaccines and adopting preventive measures, allegedly resulting in disproportionate death rates and social and economic impact on minorities in Brazil, (iv) the support and use of unproven drugs in response to the COVID-19 pandemic, and (v) the spread of false information relating to the COVID-19 pandemic, including by means of official media and public declarations by officials.

The final report of the COVID-19 CPI recommended the issuance of indictments against several public officials, including President Jair Bolsonaro. The report calls for criminal charges against President Jair Bolsonaro for deaths resulting from lack of action and mismanagement in handling the COVID-19 pandemic, allowing the virus to spread, among other crimes, such as charlatanism, forgery of private documents, and irregular use of public funds in the negotiation of vaccine Covaxin.

The COVID-19 CPI report also suggested changes to legislation focusing on, among others, (i) harshening of penalties for spread of false information and enhancing regulation over social media and the internet to identify and deter false information and fake profiles, (ii) increasing penalties for crimes committed by public officials in response to pandemics and other public crisis, and (iii) assuring social security protections to minorities, such as orphans of victims of COVID-19 and persons with continued symptoms. As of February 08, 2021, the office of the Brazilian public prosecutors (the “Public Prosecutors Office”) has opened 12 investigations based on the findings of the COVID-19 CPI report. The investigations involve (i) former Minister of Health Eduardo Pazuello, mainly relating to alleged neglect and delay in negotiating vaccines and the decision to cancel the negotiation of the CoronaVac vaccine, (ii) former Secretary Fabio Wajngarten, for alleged corruption, (iii) former Secretary Mayra Pinheiro, for the measures taken in response to the oxygen crisis in the State of Amazonas, among others. No investigations have been initiated against President Jair Bolsonaro or other federal officials in office as of the date of this report.

We will also provide information on material ongoing litigation involving public officials under the heading “Recent Developments—Other Recent Developments—The Federative Republic of Brazil—Political Developments—Corruption Investigations” in the 18-K/A, as transcribed in response to question 3 above.

5.

We note media reports that the National Congress passed legislation allowing the government to avoid paying billions of dollars in precatórios. Please confirm that this would not qualify as a default that would be disclosed under Item 4 of Schedule B.

The legislation in question does not qualify as a default to be disclosed under Item 4 of Schedule B. This legislation, which provides for certain changes in the timing and mechanics for payments of precatórios, was part of a broader fiscal reform extensively discussed and approved (following due process) by both the Senate and the Chamber of Deputies as an amendment to the Brazilian Constitution. It is therefore a change in law. Following the amendment, legal debt continues to be recognized as due, and will be paid in compliance with the legislation in force.

We will include the disclosure below on the fiscal reform under the heading “Recent Developments—Other Recent Developments—The Federative Republic of Brazil—Political Developments—Legislative Reforms” in the 18-K/A.

On December 8, 2021, the National Congress approved Constitutional Amendment No. 46/21 that alters some of the rules governing fiscal responsibility and the payment of precatórios (the “Constitutional Amendment”). Precatórios are public treasury obligations that result from judicial rulings. The Constitutional Amendment allowed the payment of precatórios in installments and established an annual limit for precatórios payments for the period of 2022 through 2026. Once the cap is reached, precatórios payments are rolled over to the following fiscal years. The Constitutional Amendment did not reduce the amounts owed under the precatórios, which continue to be due and payable in compliance with the legislation in force, including the Constitutional Amendment. These amendments aimed to allow the Republic to fulfil its payment obligations, while complying with the legally-mandated annual ceiling for public spending. The Constitutional Amendment also modified the window for consideration of the index of inflation used for the calculation of the public spending ceiling – which is now considered from January to December of each year (instead of from July to June as per the previous legislation).

6.

Please update, as necessary, to include any material updates relating to COVID-19. We note, for example, news reports reflecting criticism over President Bolsonaro’s response to the pandemic, including reports of a Brazilian senate committee recommending action against the President due to the pandemic response.

We will update our disclosure on the COVID-19 pandemic in the 18-K/A under the heading “Recent Developments—COVID-19 Developments” as follows.

As of March 6, 2022, (i) Brazil had reported 29.50 million confirmed cases of the coronavirus (commonly referred to as COVID-19), of which 652,143 were fatal, corresponding to a 2.2% COVID-19 fatality rate in the country. Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among other things, granting decision-making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

As of March 6, 2022, 72.87% of the Brazilian population completed the full COVID-19 vaccination cycle and 83.30% of the population received at least one dose of the COVID-19 vaccine. Vaccination for children under 12 years of age began in January 20222. As of January 28, 2022, 37 million people in Brazil had received a third COVID-19 vaccine.

The Republic expects to receive 354 million doses of COVID-19 vaccines in 2022 – 134 million vaccines under contracts entered into in 2021 and 220 million under contracts entered into in 2022.

The Republic has adopted several stimulus measures in reaction to the COVID-19 crisis. In 2021, the amount of expenditures related to such measures was R$121.4 billion. In 2022, additional R$27.1 billion are forecasted to be spent in COVID-19 related measures, out of which R$7 billion have been spent as of February 24, 2022. These measures, as currently approved or proposed, include, among other things, (i) measures to provide financial assistance to individuals and companies, (ii) the allocation of resources for medical treatment for our citizens and investing in appropriate protective equipment, and (iii) the implementation of a vaccination plan.

On April 13, 2021, the Senate initiated a parliamentary commission of inquiry (the “COVID-19 CPI”) to investigate allegations of misconduct in the public response to the COVID-19 pandemic (the “CPI Investigations”).

The COVID-19 CPI investigations were conducted between April and October 2021 and focused on actions and omissions by the Federal Government and the mismanagement and misappropriation of federal resources by certain states and municipalities in addressing the COVID-19 pandemic. The investigations covered, among others, (i) the worsening of the sanitary crisis in the State of Amazonas due to the lack of oxygen supply for hospitalized patients resulting from mismanagement by the federal and state governments, (ii) alleged illicit acts, such as irregularities in contracts, fraud in bids, overbilling, and misappropriation of public funds by the Federal Government, (iii) the response of the Federal Government to the COVID-19 pandemic, including alleged neglect and delays in obtaining vaccines and adopting preventive measures, allegedly resulting in disproportionate death rates and social and economic impact on minorities in Brazil, (iv) the support and use of unproven drugs in response to the COVID-19 pandemic, and (v) the spread of false information relating to the COVID-19 pandemic, including by means of official media and public declarations by officials.

The final report of the COVID-19 CPI recommended the issuance of indictments against several public officials, including President Jair Bolsonaro. The report calls for criminal charges against President Jair Bolsonaro for deaths resulting from lack of action and mismanagement in handling the COVID-19 pandemic, allowing the virus to spread, among other crimes, such as charlatanism, forgery of private documents, and irregular use of public funds in the negotiation of vaccine Covaxin.

The COVID-19 CPI report also suggested changes to legislation focusing on, among others, (i) harshening of penalties for spread of false information and enhancing regulation over social media and the internet to identify and deter false information and fake profiles, (ii) increasing penalties for crimes committed by public officials in response to pandemics and other public crisis, and (iii) assuring social security protections to minorities, such as orphans of victims of COVID-19 and persons with continued symptoms. As of February 08, 2021, the office of the Brazilian public prosecutors (the “Public Prosecutors Office”) has opened 12 investigations based on the findings of the COVID-19 CPI report. The investigations involve (i) former Minister of Health Eduardo Pazuello, mainly relating to alleged neglect and delay in negotiating vaccines and the decision to cancel the negotiation of the CoronaVac vaccine, (ii) former Secretary Fabio Wajngarten, for alleged corruption, (iii) former Secretary Mayra Pinheiro, for the measures taken in response to the oxygen crisis in the State of Amazonas, among others. No investigations have been initiated against President Jair Bolsonaro or other federal officials in office as of the date of this report.

7.	To the extent material, please discuss the impact on economic growth of successful efforts to attract private investment in public infrastructure.

We will provide the disclosure below under the heading “Recent Developments—The Brazilian Economy—Privatizations” of the 18-K/A.

In 2021, the Investment Partnership Program (Programa de Parcerias de Investimentos or “PPI”) awarded 66 contracts to private operators, totaling more than R$340 billion in investments, including 22 airport, road and railway concessions. In addition, the Federal Government assisted states and municipalities in carrying out several other projects involving water supply and waste disposal concessions.

The Eletrobras Privatization Law went into effect on July 12, 2021. On February 15, 2022, the privatization was approved by Federal Court of Auditors (Tribunal de Contas da União – the“TCU”), which is a standard requirement for the sale of public companies and assets in Brazil. On February 22, 2022, the privatization of Eletrobras was approved by its shareholders in an extraordinary shareholders meeting.

8.

To the extent material, please discuss any risks posed by subnational finances, including, for example, any material risks associated with debt limits, fiscal reporting, pension systems, or other fiscal frameworks at the subnational level that could pose material risks nationally.

The risks posed by subnational finances derive from the federal structure of Brazil under the constitutional framework. We believe the discussion under the headings “The Federative Republic of Brazil—Form of Government”, “The Federative Republic of Brazil—Regional Public Debt (State and Municipal)” and “Public Finance” in the 2020 18-K/A describe the material aspects of the constitutional framework in place regarding subnational entities.

In addition, we have amended the disclosure under the heading “Risk Factors” in the Registration Statement to include a reference to subnational finance risks in the underlined language included below.

Brazil’s economy is vulnerable to a number of internal risks, each of which could have a material adverse effect on Brazil’s economic growth and on the liquidity of, and trading markets for, the debt securities issued by Brazil.

Brazil’s economy, and therefore its government finances, are subject to risks arising from internal developments in Brazil. These include, but are not limited to, general economic and business conditions in Brazil, the level of consumer demand, the level of confidence that domestic consumers and foreign investors have in the economic and political conditions in Brazil, present and future exchange rates of the Brazilian currency, the level of domestic debt, domestic inflation, the ability of Brazil to generate a primary budget surplus and advance fiscal and structural reforms, the level of foreign direct and portfolio investment, the level of domestic interest rates, the degree of political uncertainty at the federal and state level in Brazil, the level of subnational debt and the ability of states and municipalities to comply with fiscal limits and to perform their constitutional and contractual obligations, the impact of pandemics and other public health crises, and investigations into allegations of corruption or other misconduct by public officials and others and their impact on political and economic conditions in the country.

Any of these factors or similar events or developments may adversely affect the financial condition of Brazil, including its capacity to make payments on the debt securities, and the liquidity of, and trading markets for, the debt securities.

We will update the discussion on regional public debt in the 18-K/A under the heading “Recent Developments—Public Finance—Regional Public Debt (States and Municipalities)” as follows.

Federal Government Guarantees

As of December 31, 2021, the total amount of Federal Government`s guarantees for loans and credit extended to states and municipalities was R$303.4 billion.

In 2021, the Federal Government paid a total of R$9.0 billion in liabilities incurred by states and municipalities, 32.3% less than in 2020. The largest payments were made to (i) the State of Rio de Janeiro (R$4.2 billion), (ii) the State of Minas Gerais (R$3.1 billion), and (iii) the State of Goiás (R$1.3 billion).

In 2021, there was significant public debate on the fiscal regime applicable to states and municipalities aiming to mitigate the level of risk of the Federal Government in relation to subnational finances and improve the tools available to monitor and control such risk.

As a result, on January 13, 2021, a law was enacted that updated the rules of the Special Recovery Regime2, allowing states and municipalities with more limited payment capacity to incur financings guaranteed by the Federal Government on the condition that they commit to adopting fiscal adjustment measures. The updated Special Recovery Regime provides for, among others, (i) total or partial sale of equity from state-owned companies, (ii) 20% reduction in tax incentives and benefits that represent revenue waivers and limit the annual growth of primary expenditures to inflation, (iii) a requirement for an opinion from an external audit on the accounts of subnational entities as a condition for issuance of federal guarantees, in order to mitigate fiscal reporting risks, and (iv) an extension of the deadlines for states and municipalities to rebalance their accounts.

* * *

[2]

As described in the 2020 18-K, the Special Recovery Regime is a regulation aimed at helping states facing serious fiscal imbalances enacted in May 2017. See heading “Public Finance—Regional Public Debt (State and Municipal)—Special Recovery Regime”.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Juan G. Giráldez, a partner at Cleary Gottlieb Steen & Hamilton LLP, at jgiraldez@cgsh.com or +55 11 96329 0067.

Sincerely,

/S/ Fabiani Fadel Borin
Fabiani Fadel Borin
Attorney of the National Treasury of Brazil

cc.: Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP